Filed by Roslyn Bancorp, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                           Subject Company: Roslyn Bancorp, Inc.
                                                      Commission File No. 0-2886

On July 2, 2003, New York Community Bancorp, Inc., a Delaware corporation, issued the following press release:

NEW YORK COMMUNITY BANCORP,  INC. AND ROSLYN BANCORP,  INC. ANNOUNCE POST-MERGER
MANAGEMENT  TEAM;   PROVIDE  ADDITIONAL  DETAILS  REGARDING  5.0  MILLION  SHARE
REPURCHASE AUTHORIZATION

Westbury, N.Y., July 2, 2003 - New York Community Bancorp, Inc. (NYSE: NYB) and Roslyn Bancorp, Inc. (Nasdaq: RSLN) today announced the executive management team that will lead the combined company upon completion of their proposed merger, which is expected to occur in the fourth quarter of 2003, pending shareholder and regulatory approval.

As previously announced, Joseph R. Ficalora, President and Chief Executive Officer of New York Community Bancorp, Inc. ("New York Community"), will continue to serve in that capacity following the merger, and Joseph L. Mancino, Vice Chairman, President, and Chief Executive Officer of Roslyn Bancorp, Inc. ("Roslyn"), will serve together with current New York Community Chairman, Michael F. Manzulli, as Co-Chairmen of the Board of Directors.

Anthony E. Burke will continue to serve as President of New York Community Bank, the Company's primary subsidiary, and John R. Bransfield, Jr. will serve as President of the Roslyn Savings Bank Division of New York Community Bank.

The combined company is expected to operate through four major groups: operations, lending, capital markets, and finance. Robert Wann will serve as Chief Operating Officer, with Daniel L. Murphy heading up retail operations. James J. O'Donovan will continue to serve as Chief Lending Officer, and Thomas
R. Cangemi will continue to head up the capital markets group. Michael P. Puorro will serve as Chief Financial Officer of the combined institution.

Commenting on the integration of the management team, Mr. Ficalora stated, "The management team we're announcing today reflects one of the many merits of this merger: the magnitude of the talent within our respective ranks. While Joe Mancino and I have been the most visible representatives of our respective institutions, we have been supported in our efforts by some of the region's most respected, and most knowledgeable, bank executives. We expect that our customers and investors will be well served as a result of this integration, which will combine the high level of expertise of our respective management teams."

In addition, Mr. Ficalora commented on the increase in New York Community's share repurchase authorization, which was announced with the signing of the merger agreement. "Of the

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five million shares we are authorized to repurchase over the next twelve months,
1.1  million  are  remaining   from  the  Board  of  Directors'   November  2002
authorization and 3.9 million are from the authorization approved by our Board on June 26, 2003. Under the terms of our agreement, both we and Roslyn have the ability to purchase our own or the other's stock, as market conditions suggest."

New York Community Bancorp, Inc. is the $12.0 billion holding company for New York Community Bank and the fifth largest thrift in the nation, based on current market capitalization. The Bank serves its customers through a network of 110 banking offices in New York City, Long Island, Westchester County (New York), and New Jersey, and currently operates through six divisions: Queens County Savings Bank, Richmond County Savings Bank, CFS Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank. In addition to operating the largest supermarket banking franchise in the New York Metro region, with 54 in-store branches, the Bank is one of the leading producers of multi-family mortgage loans in New York City. Additional information about the Company is available at www.myNYCB.com.

Roslyn Bancorp, Inc. is the $10.9 billion holding company for The Roslyn Savings Bank and is among the five largest publicly traded thrift institutions in New York. The Bank operates 37 full service branches throughout Nassau and Suffolk counties on Long Island and the New York City boroughs of Brooklyn, Queens, and the Bronx. Additional information about the Company is available at www.roslyn.com.

New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from the Investor Relations Department at New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, NY 11590.

Documents filed with the SEC by Roslyn Bancorp will be available free of charge from the Investor Relations Department at Roslyn Bancorp, Inc., One Jericho Plaza, Jericho, NY 11753.

The directors, executive officers, and certain other members of management of New York Community Bancorp, Inc. and Roslyn Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This release, other written materials, and statements management may make may contain certain forward-looking statements regarding the companies' prospective performance and strategies

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within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. The companies intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the companies, are generally identified by use of the words "plan," "believe," "expect," "intend," "anticipate," "estimate," "project," or other similar expressions. The companies' ability to predict results or the actual effects of their plans and strategies, including the proposed merger, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. The following factors, among others, could cause the actual results of the merger to differ materially from the companies' expectations: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies' operations, pricing, and services.

The companies undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

SOURCE: New York Community Bancorp, Inc.

New York Community Bancorp, Inc.
Investor Relations:
Ilene A. Angarola, 516/683-4420
or
Roslyn Bancorp, Inc.
Investor Relations:
Mary M. Feder, 516/942-6150